12010411

SEC Mail Processing Section

FEB 28 2012

Washington, DC 123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8-28549

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

UVEST Financial Services Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2810 Coliseum Center Drive
(No. and Street)

Charlotte	NC	28217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Mitchell **800-877-7210**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

UVEST Financial Services Group, Inc.

(SEC I.D. No. 8-28549)

Statement of Financial Condition as of December 31, 2011,
Independent Auditors' Report and Supplemental Report on
Internal Control

File pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
UVEST Financial Services Group, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of UVEST Financial Services Group, Inc. (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the Company expects to cease operations as a broker-dealer.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

UVEST FINANCIAL SERVICES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(Dollars in thousands, except par value)

ASSETS		
Cash and cash equivalents	$	29,329
Receivables from:		
Product sponsors, broker-dealers and clearing organizations		217
Others, net of allowances of $189		1,773
Due from affiliates		9,952
Fixed assets, net of accumulated depreciation and amortization of $5,507		120
Other assets		1,568
Total assets	$	42,959
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Drafts payable	$	486
Accrued commissions and advisory fees payable		249
Accounts payable and accrued liabilities		13,274
Due to affiliates		8
Total liabilities		14,017
COMMITMENTS AND CONTINGENCIES (Notes 6 and 11)		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; 1,200,000 shares authorized; 858,650 shares issued and outstanding		9
Additional paid-in capital		31,902
Accumulated deficit		(2,969)
Total stockholder's equity		28,942
Total liabilities and stockholder's equity	$	42,959

See notes to statement of financial condition.

UVEST FINANCIAL SERVICES GROUP, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization and Description of the Company

UVEST Financial Services Group, Inc., a North Carolina corporation (the "Company"), is an introducing broker-dealer that provides financial institutions and financial advisors employed by financial institutions (collectively "advisors") with access to a broad array of financial products and services that enable them to offer independent financial advice and third-party brokerage services to retail investors ("clients") throughout the United States of America.

The Company is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"), a Delaware holding corporation.

On March 14, 2011, LPLIH committed to a corporate restructuring plan to consolidate the operations of the Company with those of LPL Financial LLC ("LPL Financial"), another wholly owned subsidiary of LPLH. In connection with the consolidation, certain registered representatives formerly associated with the Company moved to LPL Financial through a transfer of their licenses. As of December 31, 2011, substantially all of the client accounts have transferred and are now associated with LPL Financial. On January 1, 2012, the Company's employees became employees of LPL Financial. The Company expects to cease operations as an active broker-dealer in the first quarter of 2012, but will continue to collect certain residual revenues. The Company expects to terminate its relationship with a third-party clearing firm once all of the accounts have transfered. Additionally, the Company plans to file a broker-dealer withdrawal request with FINRA and to maintain sufficient capital to carry out any remaining activities during the interim.

In connection with this corporate restructuring plan, certain assets have been distributed to LPLH at their carrying values, as the corporate restructuring plan is for entities under common control, as follows (in thousands):

Goodwill	$	27,406
Intangible assets (Note 2)		26,715
Other assets		230
Total assets distributed to parent	$	54,351

2. Summary of Significant Accounting Policies

Basis of Presentation — This statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the difference may be material to the statement of financial condition. The Company has evaluated subsequent events up to and including the date this statement financial statement was issued.

Cash and Cash Equivalents — Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Fair Value of Financial Instruments — The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Receivables From Product Sponsors and Clearing Broker-Dealers — Receivables from product sponsors and clearing broker-dealers primarily consist of commission and transaction-related receivables.

Receivables From Others — Receivables from others primarily consists of other accrued fees from product

sponsors and advisors. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the specific type of receivable. The uncollectible amount represents management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations.

Fixed Assets — Furniture, equipment, computers, purchased software, capitalized software and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Software Development Costs — Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization. The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Intangible Assets and Goodwill — The Company has historically classified intangible assets into two categories: (1) intangible assets with definite lives subject to amortization and (2) goodwill. Intangible assets with definite lives included relationships with advisors and product sponsors.

In 2011, in conjunction with the Company's consolidation initiative, goodwill and intangible assets residing at the Company were transferred to LPLH. This exchange has occurred between entities under common control and accordingly, the Company distributed goodwill, advisor relationship intangible assets and sponsor relationship intangible assets at their approximate net carrying amounts of $27.4 million, $17.6 million and $9.2 million, respectively.

Drafts Payable — Drafts payable represent checks drawn against the Company that have not yet cleared through the bank.

Legal Reserves — The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, future legal expenses, the amount of the claim, the amount of the loss in the client's account, the basis and validity of the claim, the possibility of wrongdoing, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as professional services in the statement of operations.

Income Taxes — The Company has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLIH and is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for or benefit from income taxes that the Company discloses on its statement of financial condition, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision or benefit, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

The Company recognizes the tax effects of a position in the statement of financial condition only if it is more-likely-than-not to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. See Note 5 for additional detail regarding the Company's uncertain tax positions.

Employee Healthcare Self-Insurance — The Company participates in self-insured employee healthcare programs administered by LPLH. LPLH estimates self-insurance costs with the assistance of insurance actuaries, based on historical experience and trends related to claims and payments, information provided by the insurance broker, and industry experience. Self insurance costs are allocated to the Company based on rates comparable to market rates as set by LPLH's insurance actuaries. The Company is not liable for unfavorable claims and does not benefit from favorable experience.

Commitments and Contingencies — The Company recognizes liabilities for contingencies when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Recently Issued Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which clarifies the wording and disclosures required in Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* ("ASC 820"), to converge with those used in International Financial Reporting Standards. The update explains how to measure and disclose fair value under ASC 820. However, the FASB does not expect the changes in this standard's update to alter the current application of the requirements in ASC 820. The provisions of ASU 2011-04 are effective for interim and annual periods beginning after December 15, 2011, and early adoption is prohibited. Therefore, ASU 2011-04 is effective for the Company in fiscal 2012. The Company does not expect ASU 2011-04 to have a material impact on its statement of financial condition.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2011, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — At December 31, 2011, the Company's cash equivalents included $26.3 million in money market mutual funds, which have been fair valued based on quoted market prices in active markets and qualify as a Level 1 measurement.

Other Assets — At December 31, 2011, the Company's other assets included $1.3 million in deferred compensation plan assets that are invested in money market funds and mutual funds, which have been fair valued based on quoted market prices in active markets and qualify as a Level 1 measurement.

There have been no transfers of assets between fair value measurement classifications during the year ended December 31, 2011.

4. Fixed Assets

At December 31, 2011, the components of fixed assets were as follows (in thousands):

Internally developed software	$	3,311
Computers and software		2,204
Furniture and equipment		112
Total fixed assets		5,627
Accumulated depreciation and amortization		(5,507)
Fixed assets—net	$	120

5. Income Taxes

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance—January 1, 2011	$	94
Increase related to current year tax positions		11
Decrease related to transfers to LPLH		(94)
Balance—December 31, 2011	$	11

Gross unrecognized tax benefits of approximately $94,000 were transferred to LPLH during fiscal year 2011 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of approximately $11,000 as of December 31, 2011, which have been classified within due from affiliates, net of any related tax benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement, no additional payments will be made between the Company and LPLH for the effects of future recognition of unrecognized tax benefits settled with LPLH. As a result, unrecognized tax benefits will have no impact on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At January 1, 2011, the Company had approximately $19,000 accrued for penalties. At December 31, 2011, the liability for unrecognized tax benefits included accrued penalties of approximately $2,000. The tax years of 2007 to 2011 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

6. Commitments and Contingencies

Leases — The Company leases its office space from LPL Financial pursuant to an intercompany service agreement (see Note 8), and leases certain equipment under various operating leases from third-parties. The Company's leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts — The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings. One agreement, for clearing services, contains no minimum annual purchase commitment, but the agreement provides for certain penalties should the Company fail to maintain a certain threshold of client accounts. In 2011, certain client accounts were transferred to LPL Financial in accordance with the corporate restructuring plan to consolidate the operations of the Company with LPL Financial.

Guarantees — The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the

amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation — The Company has been named as a defendant in various legal actions, substantially all of which are arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable a liability has occurred and the amount can be reasonably estimated.

7. Employee Benefit Plans

The Company participates in a 401(k) defined contribution plan sponsored by LPL Financial. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer-matching program in 2011 whereby employer contributions have been made to the 401(k) plan in an amount equal to 30% of the first 10% of an employee's designated deferral of their eligible compensation. At December 31, 2011, the Company has accrued an additional match equal to 10% of the first 10% of an employee's designated deferral of their eligible compensation. Employees are eligible for matching contributions after completing one year of service.

The Company maintains a Non-Qualified Deferred Compensation Plan (the "Compensation Plan"), which is a supplemental retirement program available to certain employees of LPL Financial (formerly employees of the Company) who are allowed to make pretax contributions above amounts allowed in qualified plans. No contributions have been made by the Company since the Compensation Plan's inception. The Compensation Plan has been funded to date by participant contributions. Plan assets are invested in Corporate Owned Life Insurance, which are held by the Company in a Rabbi Trust. As of December 31, 2011, the Company has recorded an asset of $1.3 million and a liability of $1.0 million related to the plan, which are measured at fair value and included in other assets and accounts payable and accrued liabilities, respectively, in the statement of financial condition. Due to the transfer of employees on January 1, 2012, the Company expects to transfer the corresponding compensation plan asset and liability in 2012.

8. Related-Party Transactions

In addition to transactions discussed elsewhere in the notes to the financial statements, the Company has a variety of relationships with LPLIH and its subsidiaries under which it earns revenues for services provided and incurs expenses for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has an intercompany service agreement to provide sales, marketing and business development services to LPL Financial. As part of the agreement, the Company also receives various infrastructure and broker-dealer support services from LPL Financial and LPLH. In consideration of the agreement, the Company receives or pays a monthly administration fee.

In addition to the intercompany service agreement, the Company is party to other transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2011, included but were not limited to the Company's Tax Agreement resulting in payments due from LPLH, periodic settlement of allocated self-insurance costs and various other business transactions with commonly controlled entities of LPLIH.

Set forth below is a reconciliation of the Company's due from affiliates and due to affiliates as of December 31, 2011 (in thousands):

	Due from Affiliates	Due to Affiliates
LPL Holdings, Inc.	$ 3,796	$ —
LPL Financial LLC	6,156	—
LPL Insurance Associates, Inc.	—	8
Total	$ 9,952	$ 8

9. Net Capital/Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6.67% of aggregate indebtedness plus 1% of net commission payable, also as defined. At December 31, 2011, the Company had a net capital of $15.0 million, which was $14.1 million in excess of its minimum required net capital. The Company plans to file a broker-dealer withdrawal request with FINRA and to maintain sufficient capital to carry out any remaining activities during the interim.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

10. Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of clients, and effectuates financial transactions between the broker or dealer and the Company's clients through a bank account designated as a special account for the exclusive benefit of clients. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

11. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of advisors including financial institutions. The Company introduces these advisor transactions for clearance through an independent clearing broker on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the client's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to such nonperformance. The Company monitors activity by reviewing information it receives from its clearing broker on a daily basis, and seeks to control the aforementioned risks by requiring advisors to compensate the Company for nonperformance by the client.

******

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 27, 2012

To the Board of Directors of
UVEST Financial Services Group, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statement of UVEST Financial Services Group, Inc. (the "Company"), as of December 31, 2011 (on which we issued our report dated February 27, 2012, and such report expressed an unqualified opinion on the financial statement and included an explanatory paragraph regarding the cessation of operations as a broker-dealer), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP